Exhibit 99.1

Baozun Announces Second Quarter 2023 Unaudited Financial Results

SHANGHAI, China, August 28, 2023 - Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, stated, “I am happy to share our recent partnership with Authentic Brands Group (“Authentic”), a leading global brand management company that owns a large portfolio of more than 50 brands, including many iconic and world-renowned lifestyle and entertainment brands. This marks another milestone in our transformation where all three business lines will cooperate together to deliver an extraordinary suite of services to leading global brand companies in China and other Asian markets.”

“While the macro-environment remains challenging, each of our three business lines is making progress. Baozun E-Commerce (“BEC”) continues to benefit from business optimization and is transitioning into its second growth curve. Baozun Brand Management (“BBM”) has put in place a new foundation for Gap Shanghai and is accelerating its China-for-China strategy. Baozun International (“BZI”) continues to establish infrastructure throughout Asia, focusing on delivering the maximum omni-channel reach for our brand partner. With our transformation roadmap defined, we see a bright path for the Group.” Mr. Qiu concluded.

Mr. Arthur Yu, Chief Financial Officer of Baozun and President of BEC, commented, “In the second quarter of 2023, BEC once again achieved better year-over-year profits and cash flows, benefiting from our consistent efforts in enhancing value and reducing costs. We are embarking on a transition journey in the e-commerce business to realign our people, resources, and business processes to adapt to the changing market dynamics. We have full confidence that once this transition is successfully executed, our e-commerce business will be better positioned to drive sustainable growth and achieve even greater success in the market.”

Second Quarter 2023 Financial Highlights

●	Total net revenues were RMB2,320.2 million (US$[1] 320.0 million), representing an increase of 9.3% compared with RMB2,122.0 million in the same quarter of last year.

●	Loss from operations was RMB36.4 million (US$5.0 million), compared with RMB23.4 million in the same quarter of last year. Operating margin was negative 1.6%, compared with negative 1.1% for the same period of 2022.

●	Non-GAAP income from operations[2] was RMB0.7 million (US$0.1 million), compared with RMB47.3 million in the same quarter of last year. Non-GAAP operating margin was 0.03%, compared with 2.2% for the same period of 2022.

1This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2513 to US$1.00, the noon buying rate in effect on June 30,2023 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and acquisition-related expenses.

●	Adjusted operating profits of E-Commerce[3] was RMB60.8 million (US$8.4 million), an increase of RMB13.5 million compared with RMB47.3 million in the same quarter of last year.

●	Adjusted operating losses of Brand Management[3] was RMB60.1 million (US$8.3 million).

●	Net loss attributable to ordinary shareholders of Baozun was RMB20.0 million (US$2.8 million), compared with RMB77.8 million for the same period of 2022.

●	Non-GAAP net loss attributable to ordinary shareholders of Baozun[4] was RMB4.4 million (US$0.6 million), compared with non-GAAP net income attributable to ordinary shareholders of Baozun RMB1.3 million for the same period of 2022.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[5]”) were both RMB0.34 (US$0.05), compared with both RMB1.26 for the same period of 2022.

●	Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS[6] were both RMB0.07 (US$0.01), compared with Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS both RMB0.02 for the same period of 2022.

●	Cash and cash equivalents, restricted cash, and short-term investments totaled RMB3,212.5 million (US$443.0 million), as of June 30, 2023, compared with RMB2,901.6 million as of March 31, 2023.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits/losses are included in the Segments data of Supplemental Information.

3 Following the acquisition of Gap Shanghai, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce; (ii) Brand Management, for more information, please refer to Supplemental Information.

4 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, fair value gain on derivative liabilities, gain on acquisition of subsidiaries, and unrealized investment loss.

5 Each ADS represents three Class A ordinary shares.

6 Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS are non-GAAP financial measures, which are respectively defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing. During the quarter, revenue from sportswear, and beauty and cosmetics delivered double digit growth.

Omni-channel expansion remains a key theme for our brand partners. Gross Merchandise Volume (GMV)7 generated from non-TMALL marketplaces and channels accounted for approximately 34.1% of total GMV during the quarter, compared with 24.4% for the same period of 2022. By the end of the second quarter, approximately 46.1% of our brand partners engaged with us for store operations of at least two channels, compared with 40.2% a year ago.

Baozun Brand Management or “BBM”

BBM engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment. We aim to leverage our portfolio of technologies to forge longer and deeper relationships with brands.

In the second quarter of 2023, BBM continued to focus on transforming Gap Shanghai – from a discount-driven approach to one that focuses on building consumer love for our brand and products. During the quarter, we implemented our transition plans and successfully improved average unit retail and gross margin for Gap Shanghai. Currently, BBM mainly comprises product sales revenue of Gap Shanghai, and product sales for BBM in the second quarter of 2023 totaled RMB324.2 million. Gross profit margin of product sales for BBM in the second quarter of 2023 was 51.9%.

Second Quarter 2023 Financial Results

Total net revenues were RMB2,320.2 million (US$320.0 million), an increase of 9.3% from RMB2,122.0 million in the same quarter of last year. The increase in total net revenues was mainly due to the incremental revenue contribution from BBM, a new line of business the Company launched in the first quarter of 2023.

Total product sales revenue was RMB930.3 million (US$128.3 million), compared with RMB693.9 million in the same quarter of last year, of which,

●	Product sales revenue of E-Commerce was RMB606.1 million (US$83.6 million), a decrease of 12.7% from RMB693.9 million in the same quarter of last year. The decrease was primarily attributable to the weak performance in the appliance and electronics categories, as well as the Company’s optimization of its product distribution model, especially in the category of electronics.

7 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories 8 for the periods indicated:

	For the three months ended June 30,
	2022		2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	362.7	17%	276.0	38.1	12%	-24%
Electronics	88.8	4%	50.3	6.9	2%	-43%
Beauty and cosmetics	80.1	4%	104.4	14.4	4%	30%
Others	162.3	8%	175.4	24.2	8%	8%
Total net revenues from product sales of E-Commerce	693.9	33%	606.1	83.6	26%	-13%

●	Product sales revenue of Brand Management was RMB324.2 million (US$44.7 million), which mainly comprised retail revenue from Gap Shanghai business, including both offline store sales and online sales.

Services revenue was RMB1,389.9 million (US$191.7 million), a decrease of 2.7% from RMB1,428.1 million in the same quarter of last year. The decrease was primarily due to a revenue reduction of RMB45.3 million from warehousing and fulfillment due to the disposal of a loss-making subsidiary during the third quarter of 2022. Excluding the impact of disposal, services revenue increased 0.5% year over year.

The following table sets forth a breakdown of services revenue by business models for the periods indicated:

	For the three months ended June 30,
	2022		2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Services revenue
Online store operations	369.6	17%	388.3	53.6	17%	5%
Warehousing and fulfillment	611.1	29%	570.5	78.7	25%	-7%
Digital marketing and IT solutions	447.4	21%	446.2	61.5	19%	0%
Inter-segment eliminations[9]	-	-	(15.1)	(2.1)	-1%	n/a
Total net revenues from services	1,428.1	67%	1,389.9	191.7	60%	-3%

8 Key categories refer to the categories that accounted for no less than 10% of product sales revenues during the periods indicated.

9 The inter-segment eliminations mainly consist of revenues from online store operations, digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

Breakdown of total net revenues of online store operations of services by key categories 10 of services for the periods indicated:

	For the three months ended June 30,
	2022		2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	243.5	11%	258.3	35.6	11%	6%
- Luxury	92.9	4%	97.9	13.5	4%	5%
- Sportswear	83.7	4%	95.0	13.1	4%	14%
- Other apparel	66.9	3%	65.4	9.0	3%	-2%
Others	126.1	6%	130.0	18.0	6%	3%
Inter-segment eliminations[11]	-	-	(9.3)	(1.3)	-1%	n/a
Total net revenues from online store operations in services	369.6	17%	379.0	52.3	16%	3%

Total operating expenses were RMB2,356.6 million (US$325.0 million), compared with RMB2,145.4 million in the same quarter of last year. The increase in operating expense is mainly attributing to the acquisition of Gap Shanghai. Besides operating expense from GAP Shanghai, the remaining operating expenses decreased by RMB151.7 million, representing a 7.1% decrease compared with the same quarter of last year.

●	Cost of products was RMB675.1 million (US$93.1 million), compared with RMB602.2 million in the same quarter of last year. The increase was primarily due to the incremental cost of product of RMB155.9 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

●	Fulfillment expenses were RMB658.7 million (US$90.8million), compared with RMB725.0 million in the same quarter of last year. The decrease was primarily due to a reduction of RMB62.8 million in freight expenses resulting from the Company’s divesture of a subsidiary of its warehouse and supply chain businesses in the third quarter of 2022 and additional savings in customer services expenses resulting from the Company’s expanding use of regional service centers.

●	Sales and marketing expenses were RMB706.4 million (US$97.4 million), compared with RMB668.3 million in the same quarter of last year. The increase was mainly due to the incremental sales and marketing expenses of RMB73.1 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

●	Technology and content expenses were RMB129.1 million (US$17.8 million), compared with RMB112.2 million in the same quarter of last year. The increase was mainly due to the Company’s ongoing investment in technological innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements.

10 Key categories refer to the categories that accounted for no less than 10% of services revenue during the periods indicated.

11 The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

●	General and administrative expenses were RMB249.5 million (US$34.4 million), compared with RMB91.7 million in the same quarter of last year. The increase was primarily due to an incremental expense of RMB117.7 million related to Brand Management, including the expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, as well as strategic investments expenses in Creative Content to Commerce business unit, brand management, overseas expansion and disposal of a warehouse and supply chain businesses subsidiary.

Loss from operations was RMB36.4 million (US$5.0 million), compared with RMB23.4 million in the same quarter of last year. Operating margin was negative 1.6%, compared with negative 1.1% in the same quarter of last year.

Non-GAAP income from operations was RMB0.7 million (US$0.1 million), compared with non-GAAP income from operations RMB47.3 million in the same quarter of last year. The decrease was mainly due to the loss generated from Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, which has been significantly narrowed on a comparable basis, offset by an improvement in profitability in BEC businesses. Non-GAAP operating margin was 0.03%, compared with 2.2% in the same quarter of last year.

Adjusted operating profits of E-Commerce was RMB60.8 million (US$8.4 million), an increase of RMB13.5 million compared with RMB47.3 million in the same quarter of last year. Adjusted operating losses of Brand Management was RMB60.1 million (US$8.3 million).

Unrealized investment loss was RMB9.3 million (US$1.3 million), compared with RMB12.7 million unrealized investment loss in the same quarter of last year. The unrealized investment loss of this quarter was mainly related to the decrease in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021, and the decrease in the trading price of Lanvin Group, a company successfully listed on the New York Stock Exchange in December 2022 that the Company invested in June 2021.

Net loss attributable to ordinary shareholders of Baozun was RMB20.0 million (US$2.8 million), compared with RMB77.8 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS were both RMB0.34 (US$0.05), compared with both RMB1.26 for the same period of 2022.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB4.4 million (US$0.6 million), compared with non-GAAP net income attributable to ordinary shareholders of Baozun RMB1.3 million in the same quarter of last year.

Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS were both RMB0.07 (US$0.01), compared with Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS both RMB0.02 for the same period of 2022.

Supplemental Information

(a)	Description of segments

Following the acquisition of Gap Shanghai, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce; (ii) Brand Management;

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

a>  BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b>  BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)	Brand Management engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended June 30, 2022 and 2023, with prior periods’ segment information retrospectively recast to conform to current period presentation:

	For the three months ended June 30,
	2022	2023
	RMB	RMB
Net revenues:
E-Commerce	2,122,037	2,010,976
Brand Management	-	324,297
Inter-segment eliminations *	-	(15,112)
Total consolidated net revenues	2,122,037	2,320,161

**Adjusted Operating Profits (Losses):
E-Commerce	47,257	60,828
Brand Management	-	(60,090)
Total Adjusted Operating Profits	47,257	738
Inter-segment eliminations *	-	-
Unallocated expenses:
Share-based compensation expenses	(59,822)	(29,264)
Amortization of intangible assets resulting from business acquisition	(10,790)	(7,911)
Total other income (expenses)	(48,169)	22,337
Loss before income tax	(71,524)	(14,100)

*The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition.

Supplemental Information

Baozun Signs Licensing Agreement with Authentic Brands Group and to Acquire 51% Equity Interest of Hunter IP Holdco in Greater China and Southeast Asia

Baozun Inc. (“Baozun”) and ABG Hunter LLC, a subsidiary of Authentic Brands Group (“Authentic”), have entered into a Hunter Greater China and Southeast Asia Term Sheet (“JV TS”), for Baozun’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia (“Hunter IP Holdco”).

The JV TS does not create any legal obligations for either party to enter into the proposed transactions. The completion of the proposed transaction under the JV TS is subject to the conclusion and signing of definitive agreements by the respective parties and the fulfilment of customary closing conditions contained therein.

In the meantime, an affiliate of Baozun has entered into a license agreement with ABG Hunter LLC through which ABG Hunter LLC will grant Baozun’s affiliate the right to manufacture, market, distribute and sell Hunter brand products in Greater China on an exclusive basis. The license agreement will be assigned by ABG Hunter LLC to Hunter IP Holdco as licensor upon the completion of the proposed transaction under the JV TS. The initial term of the license agreement ends on December 31, 2043.

About Authentic Brands Group

Authentic Brands Group (“Authentic”) is a global brand development, marketing and entertainment platform, which owns a portfolio of more than 50 iconic and world-renowned Lifestyle, Entertainment and Media brands. Headquartered in New York City, with offices around the world, Authentic connects strong brands with best-in-class partners and a global network of operators, distributors and retailers to build long-term value in the marketplace. Authentic’s brand portfolio includes Hunter®, Marilyn Monroe®, Elvis Presley®, Muhammad Ali®, Shaquille O’Neal®, David Beckham®, Dr. J®, Greg Norman®, Neil Lane®, Thalia®, Sports Illustrated®, Reebok®, Brooks Brothers®, Barneys New York®, Judith Leiber®, Ted Baker®, Vince®, Hervé Léger®, Hickey Freeman®, Frye®, Nautica®, Juicy Couture®, Vince Camuto®, Lucky Brand®, Aéropostale®, Forever 21®, Nine West®, Eddie Bauer®, Spyder®, Volcom®, Shark®, Tretorn®, Prince®, Airwalk®, Izod®, Jones New York®, Van Heusen®, Hart Schaffner Marx®, Arrow® and Thomasville®.

For more information, please visit https://authentic.com.

About Hunter

With a 160-plus-year heritage, the Hunter brand has evolved from a rubber boot to a lifestyle brand, offering an expansive footwear collection, outerwear, bags and accessories designed for outdoor performance in both rural and urban environments. With seasonal introductions of fresh new styles and colorways inspired by the brand’s strong DNA, Hunter has cemented its position as the "welly of choice" among outdoor enthusiasts, celebrities and fashion trendsetters alike.

For more information, please visit https://hunterboots.com.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Monday, August 28, 2023 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	5234554

A replay of the conference call may be accessible through September 4, 2023 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada:	855-669-9658
Replay Access Code:	7089951

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and acquisition-related expenses. The Company defines non-GAAP operating margin as non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, fair value gain on derivative liabilities, gain on acquisition of subsidiaries, and unrealized investment loss. The Company defines non-GAAP net margin as non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, fair value gain on derivative liabilities, gain on acquisition of subsidiaries, and unrealized investment loss. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun and net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves more than 400 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America.

Baozun Inc. comprises three major business lines - Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,144,020	1,689,337	232,970
Restricted cash	101,704	59,374	8,188
Short-term investments	895,425	1,463,784	201,865
Accounts receivable, net	2,292,678	1,825,671	251,771
Inventories	942,997	1,018,088	140,401
Advances to suppliers	372,612	289,935	39,984
Prepayments and other current assets	554,415	610,596	84,205
Amounts due from related parties	93,270	85,390	11,776
Total current assets	7,397,121	7,042,175	971,160

Non-current assets
Investments in equity investees	269,693	303,505	41,855
Property and equipment, net	694,446	846,327	116,714
Intangible assets, net	310,724	310,581	42,831
Land use right, net	39,490	38,977	5,375
Operating lease right-of-use assets	847,047	1,122,118	154,747
Goodwill	336,326	346,914	47,842
Other non-current assets	65,114	66,901	9,226
Deferred tax assets	162,509	203,267	28,032
Total non-current assets	2,725,349	3,238,590	446,622
Total assets	10,122,470	10,280,765	1,417,782

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	1,016,071	1,123,468	154,933
Accounts payable	474,732	427,272	58,924
Notes payable	487,837	248,541	34,275
Income tax payables	46,828	26,152	3,607
Accrued expenses and other current liabilities	1,025,540	1,096,165	151,167
Derivative liabilities	364,758	358,670	49,463
Amounts due to related parties	30,434	22,886	3,156
Current operating lease liabilities	235,445	306,925	42,327
Total current liabilities	3,681,645	3,610,079	497,852

Non-current liabilities
Deferred tax liabilities	28,082	28,367	3,912
Long-term operating lease liabilities	673,955	878,912	121,208
Other non-current liabilities	62,450	105,052	14,487
Total non-current liabilities	764,487	1,012,331	139,607
Total liabilities	4,446,132	4,622,410	637,459

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
Redeemable non-controlling interests	1,438,082	1,455,254	200,689

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 163,100,873 and 164,682,392 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	116	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2022and June 30, 2023, respectively)	8	8	1
Additional paid-in capital	5,129,103	4,336,480	598,028
Treasury shares	(832,578)	-	-
Accumulated deficit	(228,165)	(331,740)	(45,749)
Accumulated other comprehensive income	15,678	47,404	6,537
Total Baozun Inc. shareholders' equity	4,084,162	4,052,245	558,830

Non-controlling interests	154,094	150,856	20,804

Total Shareholders’ equity	4,238,256	4,203,101	579,634

Total liabilities, redeemable non-controlling interests and Shareholders’ equity	10,122,470	10,280,765	1,417,782

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended June 30,
	2022	2023
	RMB	RMB	US$
Net revenues
Product sales(1)	693,901	930,256	128,288
Services	1,428,136	1,389,905	191,677
Total net revenues	2,122,037	2,320,161	319,965

Operating expenses (2)
Cost of products	(602,189)	(675,050)	(93,094)
Fulfillment(3)	(725,030)	(658,652)	(90,832)
Sales and marketing (3)	(668,331)	(706,440)	(97,423)
Technology and content(3)	(112,226)	(129,142)	(17,809)
General and administrative(3)	(91,704)	(249,503)	(34,408)
Other operating income, net	54,088	62,189	8,576
Total operating expenses	(2,145,392)	(2,356,598)	(324,990)
Loss from operations	(23,355)	(36,437)	(5,025)
Other income (expenses)
Interest income	7,335	20,286	2,797
Interest expense	(13,806)	(9,763)	(1,346)
Unrealized investment loss	(12,657)	(9,305)	(1,283)
Gain on acquisition of subsidiaries	-	3,251	448
Fair value gain on derivative liabilities	-	24,515	3,381
Exchange loss	(29,041)	(6,647)	(917)
Loss before income tax	(71,524)	(14,100)	(1,945)
Income tax expense (4)	(3,659)	(2,350)	(324)
Share of income in equity method investment, net of tax of nil	3,795	4,432	611
Net loss	(71,388)	(12,018)	(1,658)
Net loss attributable to noncontrolling interests	3,819	4,268	589
Net income attributable to redeemable noncontrolling interests	(10,190)	(12,278)	(1,693)
Net loss attributable to ordinary shareholders of Baozun Inc.	(77,759)	(20,028)	(2,762)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.42)	(0.11)	(0.02)
Diluted	(0.42)	(0.11)	(0.02)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.26)	(0.34)	(0.05)
Diluted	(1.26)	(0.34)	(0.05)
Weighted average shares used in calculating net loss per ordinary share
Basic	184,746,649	177,967,788	177,967,788
Diluted	184,746,649	177,967,788	177,967,788

Net loss	(71,388)	(12,018)	(1,658)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	80,396	39,523	5,450
Comprehensive income	9,008	27,505	3,792

(1)	Including product sales from E-Commerce and Brand Management of RMB606.1 million and RMB324.2 million for the three months period ended June 30, 2023, respectively, compared with product sales from e-Commerce of RMB693.9 million for the three months period ended June 30, 2022.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended June 30,
	2022	2023
	RMB	RMB	US$
Fulfillment	6,979	1,713	236
Sales and marketing	26,204	10,456	1,442
Technology and content	10,223	3,512	484
General and administrative	16,416	13,583	1,874
	59,822	29,264	4,036

(3) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB10.8 million and RMB7.9 million for the three months period ended June 30, 2022 and 2023, respectively.

(4) Including income tax benefits of RMB2.2 million and RMB1.5 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended June 30, 2022 and 2023, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended June 30,
	2022	2023
	RMB	RMB	US$
Loss from operations	(23,355)	(36,437)	(5,025)
Add: Share-based compensation expenses	59,822	29,264	4,036
Amortization of intangible assets resulting from business acquisition	10,790	7,911	1,091
Non-GAAP income from operations	47,257	738	102

Net loss	(71,388)	(12,018)	(1,658)
Add: Share-based compensation expenses	59,822	29,264	4,036
Amortization of intangible assets resulting from business acquisition	10,790	7,911	1,091
Unrealized investment loss	12,657	9,305	1,283
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(2,201)	(1,507)	(208)
Gain on acquisition of subsidiaries	-	(3,251)	(448)
Fair value gain on derivative liabilities	-	(24,515)	(3,381)
Non-GAAP net income	9,680	5,189	715

Net loss attributable to ordinary shareholders of Baozun Inc.	(77,759)	(20,028)	(2,762)
Add: Share-based compensation expenses	59,822	29,264	4,036
Amortization of intangible assets resulting from business acquisition	8,200	5,991	826
Unrealized investment loss	12,657	9,305	1,283
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(1,662)	(1,127)	(155)
Gain on acquisition of subsidiaries	-	(3,272)	(451)
Fair value gain on derivative liabilities	-	(24,515)	(3,381)
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	1,258	(4,382)	(604)

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.02	(0.07)	(0.01)
Diluted	0.02	(0.07)	(0.01)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	184,746,649	177,967,788	177,967,788
Diluted	187,862,651	177,967,788	177,967,788